Mail Stop 0309

									January 12, 2005

Thomas J. Kenan, Esq.
Fuller, Tubb, Pomeroy & Stokes
201 Robert S. Kerr Avenue - Suite 201
Oklahoma City, OK  73102


Re:  	The KingThomason Group, Inc.
Amendment No. 1 to Form SB-2 Registration Statement
	File No. 333-120394

Dear Mr. Kenan:

      We have conducted a complete legal review, but not a financial review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please respond to comments not relating to the transaction within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period regardless of whether you proceed with your transaction.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors - page 1

We have not demonstrated an ability to continue as a "going concern."
- page 2

1. Please expand the risk factor to indicate whether your share price has been less than $0.10 on any days during the last fiscal year and interim period, and if so, the frequency with which this has occurred.

2. Elsewhere in the document you have discussed the thin trading market for your stock. Please clarify whether actual sales have to occur on a particular trading day in order for you to sell stock to
Fusion Capital on that date.

We will require additional financing to sustain our operations and without it we will not be able to continue operations - page 3

3. Please relocate this risk factor so that it appears immediately before the risk factor called "We have not demonstrated an ability to continue as a "going concern.""

We have not proven that we can compete with larger and better capitalized companies. - page 3

4. Please expand the risk factor to explain what "wholesale" means in this context.

Securities Ownership of Beneficial Owners and Management - page 19

5. The information in this section has been provided as of September
39, 2004. Please update it so that it contains information as of the most recent practical date, which should be in close proximity to the filing date of the amendment.

Description of Business - page 23

6. Please expand the last paragraph on page 24 to explain what a "master general insurance agency" is. Also, disclose how many brokers are selling your products.

7. Under "TotalCare Medical Accounts Receivable Credit Card
Program"
on page 25, please explain what is entailed in managing the portfolio of credit cards and how you will maximize the recovery of receivables. Will you be acting as a collection agency?

8. In several of our previous comments we asked you to disclose and discuss the material terms of your material agreements. While you have now filed them as exhibits, we are unable to locate a discussion of them in your document. Please revise the disclosure to include a discussion of the material terms of each. This would include, but not be limited to, when the agreement was entered into, its duration, the compensation or other consideration involved, how you earn money from the arrangement, any material commitments you have made for expenditures and similar information.




Executive Compensation - page 36

9. Please update the disclosure in this section to include compensation information for the fiscal year ended December 31, 2004.





*	*	*	*	*




	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. .

      Please contact Mary K. Fraser at 202-942-1864 or me at 202-
942-
1840 with any other questions.


      Regards,




							Jeffrey P. Riedler
								Assistant Director



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Capitol Document Services, Inc.
King Thomason Group, Inc.
December 8, 2004
Page 4